Code Green Apparel Corp.

31642 Pacific Coast Highway, Ste 102

Laguna Beach, CA 92651

April 20, 2016

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:	Code Green Apparel Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 11, 2016
File No. 333-206089

Dear Mr. Reynolds:

The letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Code Green Apparel Corp. (the “Company”, “we” or “us”) dated April 18, 2016.

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Management’s Discussion and Analysis, page 24

Results of Operations, page 26

1. Your discussion of changes in net loss on page 26 indicates that your net loss decreased from $2.3M for the year ended December 31, 2014 to $1.8M for the year ended December 31, 2015. However your explanation of the change describes an increase in net loss. Please explain this inconsistency or revise your disclosure accordingly.

Response:

The discussion on page 26, under Results of Operations, has been corrected and expanded in order to properly explain the changes in net loss as requested.

Mr. John Reynolds

April 20, 2016

Liquidity and Capital Resources, page 26

2. Please tell us how you arrived at negative working capital of $559,552 as of December 31, 2015 based on the amounts presented in your audited balance sheet. In addition, please tell us why you have elected not to present a classified balance sheet with totals for current assets and current liabilities.

Response:

The negative working capital presentation on page 26, Liquidity and Capital Resources, has been updated to agree with the current presentation. Additionally, the balance sheet has been updated to provide a presentation of current assets and current liabilities.

Financial Statements for the year ended December 31, 2015

Statement of stockholders’ Deficit, page F-5

3. Your current presentation of your statement of stockholder’s deficit only includes changes in equity for the most recent fiscal year. Please revise to provide a statement of stockholder’s deficit that presents two years of historical information to comply with Rule 8-02 of Regulation S-X.

Response:

The presentation of the statement of stockholders’ deficit has been updated in order to present two years of historical information to comply with Rule 8-02 of Regulation S-X.

Notes to Financial Statements, page F-7

Note 2 Convertible Notes, page F-9

4. We note you issued 25,000,000 shares of common stock in payment of $212,500 of principal on the $500,000 convertible debt. We also note your disclosure at Note 3 on page F-11 indicates that you issued 39,660,440 share of common stock in payment of $386,000 of principal related to convertible debt during the year ended December 31, 2015. Please explain these differences in the amounts of debt settled through share issuances and expand your disclosure at Note 2 to provide details about these differences.

Response:

Note 2 on page F-9 as well as Note 3 on page F-11 have been updated and expanded in order to properly present all details regarding these transactions and eliminate any confusion related to the shares issued for convertible debts.

* * * * * *

Mr. John Reynolds

April 20, 2016

Please feel free to contact me if I can provide any further information related to this filing or the Company.

Sincerely,

/s/ George Powell
George Powell
Chief Executive Officer